

Mail Stop 3720

December 11, 2009

Via U.S. Mail and Fax (305) 774-0405
William O'Dowd IV
Chief Financial Officer
Dolphin Digital Media, Inc.
804 Douglas Road
Executive Tower Building
Suite 365
Miami, FL 33134

> RE: **Dolphin Digital Media, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
>
> **Form 10-Q for the quarters ended March 31, June 30, and September 30, 2009**
> **File No. 000-50621**

Dear Mr. O'Dowd:

We have reviewed your supplemental response letter dated November 20, 2009 as well as your filing and have the following comments. As noted in our comment letter dated October 29, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on Form 10-K for the year ended December 31, 2008

Note 5 – Intangible Assets, page F-15

1. We note your response and continue to believe that SAB 48 does not apply to the referenced transaction. We believe that Digital Media was the accounting acquirer of Logica Holdings on June 23, 2008 and that SFAS 141 purchase accounting should have been applied to this transaction. Please amend your 12/31/08 10-K and any subsequent affected filings accordingly.

Note 6 – Notes Payable, page F-15

2. We note your response that the sale and conversion of common stock throughout 2008 was actually sales of stock to private 3rd party investors. Please revise the notes to your financial statements to reflect the appropriate description of the transactions.

* * * *

As appropriate, please amend your 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. The cover letter and amendment should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director